# Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Hexanika, Inc.
419 Main St Suite 200 North
Little Rock, AR 72114
https://hexanika.com/

Up to $1,069,992.00 in Common Stock at $14.00
Minimum Target Amount: $9,996.00

# Company:

**Company:** Hexanika, Inc.
**Address:** 419 Main St Suite 200 North, Little Rock, AR 72114
**State of Incorporation:** DE
**Date Incorporated:** January 31, 2014

# Terms:

### Equity

**Offering Minimum:** $9,996.00 | 714 shares of Common Stock
**Offering Maximum:** $1,069,992.00 | 76,428 shares of Common Stock
**Type of Security Offered:** Common Stock
**Purchase Price of Security Offered:** $14.00
**Minimum Investment Amount (per investor):** $112.00

## Time-Based:

### *Friends and Family Early Birds*

Invest within the first 48 hours and receive additional 20% bonus shares

### *Super Early Bird Bonus*

Invest within the first week and receive additional 15% bonus shares

### *Early Bird Bonus*

Invest within the first two weeks and receive an additional 10% bonus shares

## Amount-Based:

### *$500+*

Tier 1

Invest $500 and receive 2% bonus shares

### *$1,000+*

Tier 2

Invest $1,000 and receive 5% bonus shares

### *$2,500+*

Tier 3

Invest $2,500 and receive 7% bonus shares

_$5,000+_

Tier 4

Invest $5,000 and receive 10% bonus shares

_$10,000+_

Tier 5

Invest $10,000 and receive 15% bonus shares

**The 10% StartEngine Owners' Bonus**

Hexanika will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $14 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $1,400. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail. Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

## The Company and its Business

_Company Overview_

HEXANIKA simplifies regulatory compliance by automating data and rules management for financial services which is a $181B problem in addition to $450B in fines and losses due to non-compliance.

HEXANIKA has proved to its clients that the cost of compliance can be reduced by more than 50% and at the same time with better quality and timely reporting in addition to higher quality and transparent data. Therefore, penalties and losses due to non-compliance can be avoided.

HEXANIKA has a patent-pending and proprietary data platform and compliance marketplace that serves as a one-stop-shop consolidated solution. The platform with its AI-driven algorithms can consume a desperate variety of data, build multiple compliance rules in an automated manner for different compliances, connect data to these rules automatically and submit to regulators without the need for any manual

intervention.

*Competitors and Industry*

1. **SmartJoin Data Platform:** HEXANIKA replaces many legacy data sourcing, management, preparation and consumption software with 1 end to end consolidated data platform. Below is a list of some competitors:

Data Sourcing & Management: Talend, Informatica, Teradata, Oracle OFSAA, IBM Data Stage

Data Preparation & Consumption: SAS, Oracle OBIEE, Tableau, QlikQ, Power BI

Data Lineage: Adaptive & Collibra

2. **SmartReg -** Regulatory Compliance Solution Marketplace: HEXANIKA software is designed to have all compliance needs in one place that reuses the compliance data sourced in the data platform with its patented cascading rules engine. Below is a list of some competitors:

RegTech/ Compliance Solutions: Jack Henry, Wolter Kluwer, AXIOMSL - Reporting, n-contracts

Within the $180 billion regulatory compliance industry, HEXANIKA has demonstrated that it is able to not only reduce the cost of compliance by 50 percent, but also output better quality and transparency of data.

*Current Stage and Roadmap*

## Current Stage

Hexanika achieved a revenue of approximately $1.4M in 2020. Hexanika is a post-production stage company. It has two successful solutions used by large and a few small clients in the finance industry.

## Future Roadmap

In Q2 2021, Hexanika launched a SaaS fair lending compliance product focused on community banks and credit unions. Going forward, Hexanika is focused on increasing its growth, staff, and revenue in 2021 with a pipeline of more than $15M and believes it is on target to increase revenue by more than 130%.

# The Team

## Officers and Directors

**Name:** YOGESH PANDIT

YOGESH PANDIT's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  **Dates of Service:** January 31, 2014 - Present
  **Responsibilities:** Handles the company. Paycheck $3000 per month. Yogesh owns 100% of the company's equity.

**Name:** Makarand Gadre

Makarand Gadre's current primary role is with CivilSoftsys. Makarand Gadre currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CTO
  **Dates of Service:** January 31, 2014 - Present
  **Responsibilities:** Takes care of the technology stack and future solutions build up. Monthly paycheck $1000 for 2 hours per week.

Other business experience in the past three years:

- **Employer:** CivilSoftsys
  **Title:** Founder and Chief Architect
  **Dates of Service:** January 01, 2017 - Present
  **Responsibilities:** Taking care of the company and designing the solutions.

Other business experience in the past three years:

- **Employer:** Placefactor LLC
  **Title:** Founder and Partner
  **Dates of Service:** January 01, 2012 - Present
  **Responsibilities:** To get business and work on the solution.

**Name:** Arun Iyer

Arun Iyer's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CPO
  **Dates of Service:** July 03, 2017 - Present
  **Responsibilities:** Responsible for product strategy, roadmap, and design. Works closely with the Sales team in enabling Business. Development and driving customer engagement. Paycheck is $1700 a month for 4 hours of work per day. Sweat equity $2,700 per month. Sweat equity gets converted to common stock every year based on Market value

# Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

### Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

### Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

### Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

### The transferability of the Securities you are buying is limited
Any convertible notes or equity purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

*Your investment could be illiquid for a long time*

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

*If the Company cannot raise sufficient funds it will not succeed*

The Company is offering an equity round in the amount of up to $1,070,000 in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

*We may not have enough capital as needed and may be required to raise more capital.*

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

*Terms of subsequent financings may adversely impact your investment*

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

### Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

### Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

### We are reliant on one main type of service

All of our current services are variants of one type of service, providing a platform for automating data management for compliance. Our revenues are therefore dependent upon the market of financial services customers requiring the need of being regulatory compliant.

### Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

### Developing new products and technologies entails significant risks and uncertainties

We currently have products in the market that are generating revenue. But there could be delays or cost overruns in the development of our future products and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in developing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

### Minority Holder; Securities with No Voting Rights

The equity that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

### You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

### Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfil its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

### The Convertible Promissory Notes have no rights to vote until the date of maturity

The Convertible Promissory Notes have no voting rights. This means you are trusting in management discretion. You will also hold these non-voting securities as a minority holder. Therefore, you will have no say in the day-to-day operation of the Company and must trust the management of the Company to make good business decisions that grow your investment. Holders of our outstanding Preferred Stock have liquidation preferences over holders of Common Stock, including the Common Stock being offered in this offering. This liquidation preference is paid if the amount a holder of Preferred Stock would receive under the liquidation preference in greater than the amount such holder would have received if such holder's shares of Preferred Stock had been converted to Common Stock immediately prior to the liquidation event. If a liquidation event, including a sale of our company, were to occur then first all creditors and Preferred Stockholder of the Company will be paid out. If there is any cash remaining, then the Common stockholders will be paid.

### This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse the offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

### Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will

fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

## *We face significant market competition*

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

## *We are an early stage company and have not yet generated any profits*

Hexanika inc. was formed on 1/24/2014. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Hexanika Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

## *We are an early stage company and have limited revenue and operating history*

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that SmartJoin & SmartReg are good ideas, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. We have turned in operating profit in only 2020 after the launch of the products in 2019.

## *We have existing patents that we might not be able to protect properly*

One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

## *We have pending patent approval's that might be vulnerable*

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names,

and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

### Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

### The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

### The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it

is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

*Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time*

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

*We rely on third parties to provide services essential to the success of our business*

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

*The Company is vulnerable to hackers and cyber-attacks*

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Hexanika Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Hexanika Inc. could harm our reputation and materially negatively impact our financial condition and business.

*Change in Regulations*

Though the current administration has put emphasis on regulatory compliance, it is possible, going forward, that there may be changes or reductions, which can hurt our growth.

# Ownership and Capital Structure; Rights of the Securities

## Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

| Stockholder Name | Number of Securities Owned | Type of Security Owned | Percentage |
|---|---|---|---|
| Yogesh Pandit | 1,000,000 | Common Stock | 100.0 |

## The Company's Securities

The Company has authorized Common Stock, and SAFE. As part of the Regulation Crowdfunding raise, the Company will be offering up to 76,428 of Common Stock.

### *Common Stock*

The amount of security authorized is 2,000,000 with a total of 1,000,000 outstanding.

### *Voting Rights*

1 vote per share.

### *Material Rights*

### Voting Rights of Securities sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

### *SAFE*

The security will convert into Common stock and the terms of the SAFE are outlined below:

**Amount outstanding:** $830,071.00
**Interest Rate:** 0.0%
**Discount Rate:** 0.0%
**Valuation Cap:** None
**Conversion Trigger:** Equity financing or liquidity event

*Material Rights*

There are no material rights associated with SAFE.

## What it means to be a minority holder

As a minority holder of convertible note of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

## Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

## Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

## Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  **Final amount sold:** $290,000.00
  **Use of proceeds:** Product Development
  **Date:** July 23, 2017
  **Offering exemption relied upon:** Section 4(a)(2)

- **Type of security sold:** SAFE
  **Final amount sold:** $540,071.00
  **Use of proceeds:** Product development/Marketing
  **Date:** January 01, 2020
  **Offering exemption relied upon:** Section 4(a)(2)

- **Type of security sold:** Cash
  **Final amount sold:** $827,302.00
  **Use of proceeds:** Product development/ Hiring/Marketing
  **Date:** January 26, 2014
  **Offering exemption relied upon:** Section 4(a)(2)

# Financial Condition and Results of Operations

## Financial Condition

*You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.*

## Results of Operations

**Circumstances which led to the performance of financial statements:**

<u>The year ended December 31, 2020, compared to the year ended December 31, 2019.</u>

<u>Revenue:</u>

*2020 Revenue* - $ 1,395,625

*2019 Revenue* - $ 87,500

After the launch of the products in December 2019, Hexanika generated a revenue of approximately $1.4M. We expect this revenue figure to increase in the year 2021 because we have a pipeline of roughly $15M, from which we hope to convert approximately $3.5M in revenue.

<u>Operating Expenses:</u>

A decrease in operating expenses of $192,025 from the year 2019 was due to the fact that the product is now significantly developed and operations were converted to remote work.

<u>Historical results and cash flows:</u>

The areas that were the most capital intensive were product development and sales in the last year.

The previously generated cash was raised mostly through friends, family, and accelerator programs by granting convertible notes. Going forward, we expect cash flows to increase and flow mainly from revenue and perhaps future raises.

## Liquidity and Capital Resources

**What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)**

We have cash on hand that is currently being used to support the company's day-to-day activities. CEO (Yogesh Pandit) is also willing to put in more money if the company runs out of cash.

**How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)**

These funds are highly critical for our growth strategy and to acquire more clients. We will use these funds to hire people who can help us in getting more clients.

**Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)**

Yes. The funds are critical for Hexanika's prospective growth and the viability of the company.

**How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?**

With the minimum raise, we will be able to operate for approximately 16 months. We presently have a current burn rate of approximately $40,000 that will increase to $80,000 after raising capital, as we will use this capital for operating activities.

**How long will you be able to operate the company if you raise your maximum funding goal?**

If the company raises the maximum funding goal, it will be able to operate for roughly 12-15 months.

**Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)**

Additional future sources of capital available to the company include capital contributions from out CEO and future capital raises.

## Indebtedness

The Company does not have any material terms of indebtedness.

## Related Party Transactions

- **Name of Entity:** Yogesh Pandit
  **Relationship to Company:** 20%+ Owner
  **Nature / amount of interest in the transaction:** Loan to officer
  **Material Terms:** "The Company has loaned $207,974 and $207,974 to shareholders of the Company on an interest-free basis with no fixed maturity date. Because this is a transaction with a related party, there is no guarantee that this loan arrangement represents terms of lending that can be found between two arm's length parties."

## Valuation

Pre-Money Valuation: $14,000,000.00

Valuation Details:

In 2020, Hexanika raised a capital of $75,000 from ICBA. ICBA valued Hexanika at $20M, to which a 30% discount was given, thus, a pre-money valuation of $14M.

Revenue method = Revenue in 2020 = $1.4M * 10 = $14M

Using the industry standard of 10X revenue, the valuation that we have decided is $14M.

*The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $830,071 in convertible notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.*

**The Company set its valuation internally, without a formal-third party independent evaluation.*

## Use of Proceeds

If we raise the Target Offering Amount of $9,996.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  25.0%
  Promote the solutions to the target audience within America. Continuously update messaging and marketing promotional activities such as webinars, events, & digital promotions.

- *Revenue/Sales*
  52.0%
  Hire Head of Sales & Head of Channel Partners. Build and improvise on sales through channel partners. Automate sales & product operations to scale sales.

- *Operations*
  19.5%
  Scale operations to accommodate the growth of the company. Hire customers success executive.

If we raise the over allotment amount of $1,069,992.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  30.0%

Promote the solutions to the target audience within America. Continuously update messaging and marketing promotional activities such as webinars, events, & digital promotions.

- *Revenue/Sales*
  50.0%
  Hire Head of Sales & Head of Channel Partners. Build and improvise on sales through channel partners. Automate sales & product operations to scale sales.

- *Operations*
  16.5%
  Scale operations to accommodate the growth of the company. Hire customers success executive.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

# Regulatory Information

## Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

## Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

## Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://hexanika.com/ (www.hexanika.com).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

## Updates

Updates on the status of this Offering may be found at: www.startengine.com/hexanika

## Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Hexanika, Inc.

*[See attached]*

# HEXANIKA INC.

*(a Delaware corporation)*

Unaudited Financial Statements

For the calendar years ended December 31, 2020 and 2019



**INDEPENDENT ACCOUNTANT'S REVIEW REPORT**

May 24, 2021

To:     Board of Directors, HEXANIKA INC.

Re:     2020-2019 Financial Statement Review

We have reviewed the accompanying financial statements of HEXANIKA INC. (the "Company"), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, changes in shareholders' equity/deficit and cash flows for the calendar year periods thus ended, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

**Accountant's Responsibility**
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

**Accountant's Conclusion**
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

**Going Concern**

As discussed in the Notes and Additional Disclosures, certain conditions indicate there is substantial doubt as to whether the Company may continue as a going concern. The accompanying financial statements do not include any adjustments which might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,



IndigoSpire CPA Group, LLC
Aurora, CO

# HEXANIKA INC.
## BALANCE SHEET
### As of December 31, 2020 and 2019
### See Accountant's Review Report and Notes to the Financial Statements
### (Unaudited)

| ASSETS | | 2020 | | 2019 |
|---|---|---|---|---|
| Current Assets | | | | |
| Cash and cash equivalents | $ | 40,448 | $ | 736,601 |
| Accounts receivable | | 101,932 | | 0 |
| Advances to contractors | | 113,974 | | 113,974 |
| Advances to affiliate | | 94,000 | | 94,000 |
| Total current assets | | 350,354 | | 944,575 |
| | | | | |
| Fixed assets, net | | 605 | | 0 |
| | | | | |
| Total Assets | $ | 350,959 | $ | 944,575 |

| LIABILITIES AND SHAREHOLDERS' EQUITY | | 2020 | | 2019 |
|---|---|---|---|---|
| Current Liabilities | | | | |
| Accounts payable | $ | 15,897 | $ | 35,269 |
| Other current liabilities | | 10,401 | | 0 |
| Deferred revenue | | 0 | | 1,380,000 |
| Total Current Liabilities | | 26,298 | | 1,415,269 |
| | | | | |
| Long-term convertible notes payable | | 410,337 | | 410,337 |
| | | | | |
| Total Liabilities | | 436,635 | | 1,825,606 |

SHAREHOLDERS' EQUITY

| | | 2020 | | 2019 |
|---|---|---|---|---|
| Common Stock (1,642,579 and 1,617,122 shares issued and outstanding as of December 31, 2020 and 2019, respectively) | | 648,542 | | 598,542 |
| Retained deficit | | (734,218) | | (1,479,573) |
| Total Shareholders' Equity | | (85,676) | | (881,031) |
| | | | | |
| Total Liabilities and Shareholders' Equity | $ | 350,959 | $ | 944,575 |

**HEXANIKA INC.**
**STATEMENT OF OPERATIONS**
**For Years Ending December 31, 2020 and 2019**
**See Accountant's Review Report and Notes to the Financial Statements**
**(Unaudited)**

|  | 2020 | 2019 |
|---|---|---|
| Revenues, net | $ 1,395,625 | $ 87,500 |
| Operating expenses |  |  |
| Software development | 635,517 | 491,000 |
| Other general and administrative | 14,753 | 351,295 |
| Total operating expenses | 650,270 | 842,295 |
| Net Operating Income (Loss) | 745,355 | (754,795) |
| Tax (provision) benefit | – | – |
| Net Income (Loss) | $ 745,355 | $ (754,795) |

# HEXANIKA INC.
## STATEMENT OF OWNERS' EQUITY
### For Years Ending December 31, 2020 and 2019
### See Accountant's Review Report and Notes to the Financial Statements
### (Unaudited)

| | Common Stock, Class A | | Retained Deficit | Total Shareholders' Equity |
|---|---|---|---|---|
| | # Shares | $ | | |
| **Balance as of January 1, 2019** | **1,608,862** | **$ 598,542** | **$ (724,778)** | **$ (126,236)** |
| Share issuance | 8,260 | 0 | | 0 |
| Net Income (Loss) | | | (754,795) | 625,205 |
| **Balance as of December 31, 2019** | **1,617,122** | **$ 598,542** | **$ (1,479,573)** | **$ (881,031)** |
| Share issuance | 25,457 | 50,000 | | 50,000 |
| Net Income (Loss) | | | 745,355 | (624,645) |
| **Balance as of December 31, 2020** | **1,642,579** | **$ 648,542** | **$ (734,218)** | **$ (85,676)** |

# HEXANIKA INC.
## STATEMENT OF CASH FLOWS
### For Years Ending December 31, 2020 and 2019
### See Accountant's Review Report and Notes to the Financial Statements
### (Unaudited)

|  | 2020 | 2019 |
|---|---|---|
| **Operating Activities** | | |
| Net Income (Loss) | $ 745,355 | $ (754,795) |
| Adjustments to reconcile net income (loss) | | |
| to net cash provided by operations: | | |
| Changes in operating asset and liabilities: | | |
| (Increase) Decrease in accounts receivable | (101,932) | 0 |
| Increase (Decrease) in accounts payable | (19,372) | 4,823 |
| Increase (Decrease) in deferred revenue | (1,380,000) | 1,380,000 |
| Increase (Decrease) in other current liabilities | 10,401 | 0 |
| | | |
| Net cash used in operating activities | (735,548) | 630,028 |
| | | |
| **Investing Activities** | | |
| Purchase of fixed assets | (605) | – |
| Advances extended to contractors and affiliates | 0 | (34,000) |
| | | |
| Net cash used in operating activities | (605) | (34,000) |
| | | |
| **Financing Activities** | | |
| Proceeds from all financing activities | 40,000 | 96,000 |
| | | |
| Net change in cash from financing activities | 40,000 | 96,000 |
| | | |
| Net change in cash and cash equivalents | (696,153) | 692,028 |
| | | |
| Cash and cash equivalents at beginning of period | 736,601 | 44,573 |
| Cash and cash equivalents at end of period | $ 40,448 | $ 736,601 |

## NOTE 1 – NATURE OF OPERATIONS

HEXANIKA INC. (which may be referred to as the "Company", "we," "us," or "our") is a corporation formed under the laws of Delaware on January 31, 2014.  The Company provides customers with innovative industry specific data solutions to address various data challenges such as data quality, governance and cost of data management by leveraging automation and artificial intelligence.

Since inception, the Company has been in a development and early revenue stage and has relied on issuing securities and revenue from product sales to fund its operations.  As of December 31, 2020, the Company had negative retained earnings and will likely incur additional losses prior to generating positive working capital.  These matters raise substantial doubt about the Company's ability to continue as a going concern (see Note 3).  The company initiated a crowd funding campaign in 2021. The Company intends to fund its operations with funding from the crowdfunding campaign (see Note 9) and the receipt of funds from continuing revenue producing activities. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*Basis of Presentation*
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

*Use of Estimates*
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

*Risks and Uncertainties*
The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

*Concentration of Credit Risk*
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

*Cash and Cash Equivalents*
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2020 and 2019, the Company had $40,448 and $736,601 of cash on hand, respectively.

*Fixed Assets*
Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to fifteen years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of December 31, 2020 and 2019, the Company had $605 and $0 of net fixed assets, respectively.

*Fair Value Measurements*
Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):
- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

*Income Taxes*

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

*Revenue Recognition*

The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company earns revenues through the licensed use of its platform for data analysis.

*Accounts Receivable*

The allowance for uncollectible accounts is evaluated on a regular basis by management and is based upon management's periodic review of the collectability of the receivables in light of historical experience, the nature and type of account, adverse situations that may affect the payor's ability to repay and prevailing economic conditions. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available. Accounts are deemed to be past due upon invoice due date.

Receivables deemed uncollectible are charged off against the allowance when management believes the assessment of the above factors will likely result in the inability to collect the past due accounts. The Company's standard terms and conditions with commercial accounts generally requires payment within 30 days of the invoice date, however, timing of payment of specific customers may be separately negotiated.

*Advertising*
The Company expenses advertising costs as they are incurred.

*Recent Accounting Pronouncements*
In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

## NOTE 3 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2014 and incurred a cumulative loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

## NOTE 4 – DEBT

The Company's primary obligations relate to convertible loans made to the Company. The Company has issued $410,337 in convertible notes. The convertible notes provide for a valuation cap of $17M when converted in a qualified financing transaction.

## NOTE 5 – INCOME TAX PROVISION

The Company has filed or will timely file its corporate income tax return for the period ended December 31, 2020 and 2019. The income tax returns will remain subject to examination by the Internal Revenue

Service under the statute of limitations for a period of three years from the date it is filed. The Company incurred a loss during the period from inception through December 31, 2020 and carries a federal net operating loss that can be used to offset future corporate taxable income (to extent allowed by law).

The Company has, as of December 31, 2020 and 2019 been treated as an S corporation for federal income tax purposes. As such, the items of income, deduction and credit is passed along to the shareholders and is not taxable to the Company.

## NOTE 6 – COMMITMENTS AND CONTINGENCIES

*Litigation*
The Company, from time to time, may be involved with lawsuits arising in the ordinary course of business. In the opinion of the Company's management, any liability resulting from such litigation would not be material in relation to the Company's consolidated financial position, results of operations and cash flows. There is no pending or threatened litigation.

## NOTE 7 – EQUITY

The Company has authorized 10,000,000 shares of common stock. The Company has no other classes of stock authorized or outstanding.

## NOTE 8 – RELATED PARTY TRANSACTIONS

The Company has loaned $94,000 and $94,000, as of December 31, 2020 and 2019, respectively, to an affiliate of the Company on an interest free basis with no fixed maturity date. Because this is a transaction with a related party, there is no guarantee that this loan arrangement represents terms of lending that can be found between two arm's length parties.

## NOTE 9 – SUBSEQUENT EVENTS

*Crowdfunded Offering*
In 2021, the Company intends to offer securities in a securities offering expected to be exempt from registration under Regulation CF. The offering campaign will be made through StartEngine, a FINRA approved Regulation CF funding portal.

*COVID-19 Related Actions*
On March 10, 2020, the World Health Organization declared the coronavirus outbreak ("COVID19") to be a pandemic. The outbreak is negatively impacting businesses across a range of industries. The extent of the impact of COVID-19 on the Company's operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, impact on the Company's customers, employees and vendors, all of which are uncertain and cannot be predicted. Therefore, the extent to which COVID-19 may impact the Company's financial condition or results of operations in the future is uncertain.

*Management's Evaluation*
Management has evaluated subsequent events through May 24, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

**EXHIBIT C TO FORM C**

**PROFILE SCREENSHOTS**

*[See attached]*

VIDEO TRANSCRIPT

## Video #1

Whether your business priority is reducing costs or growing revenue, Hexanika can help you succeed with data. Our end-to-end solution is designed to be simple, smart, and efficient.

First, we have a simple sign-up process, no unnecessary inputs are required. Our solution is built with strong security, so when you log in as a customer the process remains simple but also safe. Next, choose what you want to do, reduce costs by automating and consolidating compliance with smart reg or monetize data by identifying additional revenue streams with smart place, better yet do both

Now let's get to the data, easily port data into Hexanika platform by clicking on pre-integrated data sources or by dragging and dropping the files from your system. It's that simple and it's fast. While we aim for simple, we never forgo security, so at this critical step, we add dual-factor authentication to ensure your data are integrated safely. Your screen will then populate with the types of reports to which you have subscribed. With a few clicks, the requested reports are processed. Simple, smart and efficient.

Now let's look at some outcomes. Our fair lending solution pre-built with reports and dashboards helps you investigate risk factors and be compliant. It also automates the audit trail, reducing risks and saving a lot of time.

Now let's pivot from saving money, making money with data. Our smart place solution will compare and analyze different customer data to help you succeed. You can generate reports that provide unique customer insights on products that make good business sense for the bank and help customers reach their goals. This kind of automated data-backed intel helps you deliver exceptional personalized guidance and service effectively cross-selling and upselling based on data. You've got customer expertise and data. Hexanika helps you monetize it.

Looking ahead, we are building connectors with top CRM tools to increase the speed at which you can get these customer insights in the sales process, to save money, and make money with data. Partner with Hexanika. Together we succeed.

## Video #2

Hi, I'm Yogesh Pandit CEO & Founder of HEXANIKA

When I worked at Citibank as a Senior Vice President few years ago, the cost of compliance was more than 2 billion dollars and Citi had more than 30000 people in compliance. Despite all this, Citi paid $7B in fines. Fast forward 5 years the cost has increased, fines are still being paid in billions and also in the last couple of years the key C level executives had to leave the bank. Isn't that mind boggling?

Financial Services industry is entangled in ridiculously high Cost of compliance to the tune of more than 181 billion dollars and penalties and losses of more than 850 billion in losses and fines dollars. This is mainly because the current competitive compliance software and processes are broken, disparate, clunky and need a lot of labor. Gartner recently identified following issues in their

Regulatory Technology or reg tech report

Regtech firms must make data integration easier

Regtech solutions are still point solutions

Regulators want more data, and faster than ever before

HEXANIKA has precisely fixed these problems for clients with its proprietary product.

The product has AI driven automated data platform that enables easier data integration

The product also has a one stop proprietary compliance marketplace that removes the need of point solution and people.

HEXANIKA's marketplace maintain ever changing regulatory rule, provides 100% data auditability and quality that is expected by the regulators at the speed they need.

Since the launch of its product, HEXANIKA has had several success stories at few large and small financial institution that resulted in $1.4 Million in revenue in 2020 and a pipeline of more than $15 million for this year. Isn't that awesome?

 As suggested by Leading Analysts and the current high cost of compliance it is clear that the current software are not capable of solving this. HEANIKA has proved that it can. Join us, partner with us or work with us to take this success to the next level!

-------

Articles / news of leadership Exit in 2019-2020:

https://hexanikainc.sharepoint.com/:p:/g/EfPV6PDy5dtOqL0p4Xw33uUBzuuuBkZTAJV0w_ejGi48_g?e=Y3RqKj

CEO

https://www.reuters.com/article/usa-citigroup-enforcement/citigroup-fined-400-million-by-regulators-agrees-to-fix-longstanding-deficiencies-idUSKBN26T0BL

CFO

https://www.citigroup.com/citi/about/leaders/mark-mason-bio.html

CTO

https://www.linkedin.com/in/johndonofrio/

COO-

https://www.prnewswire.com/news-releases/accedian-names-former-citi-cao-don-callahan-to-board-300861595.html

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.